UNITED STATES             THIS DOCUMENT IS A
                      SECURITIES AND EXCHANGE COMMISSION   COPY OF THE SCHEDULE
                            Washington, D.C. 20549         13G FILED ON
                                                           FEBRUARY 18, 1997
                                                           PURSUANT TO A RULE
                                 SCHEDULE 13G              201 TEMPORARY HARD-
                                                           SHIP EXEMPTION.

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                           Elmer's Restaurants, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   289393100
                         ------------------------------
                                (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 pages

                                  SCHEDULE 13G
                                  ------------

CUSIP No. 289393100                                                  Page 2 of 5
          ---------

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dale M. Elmer   ###-##-####
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
      --------------------------------------------------------------------------

                          5)  SOLE VOTING POWER

      NUMBER OF               0
                              --------------------------------------------------
      SHARES
                          6)  SHARED VOTING POWER
      BENEFICIALLY
                              152,153
      OWNED BY                --------------------------------------------------

      EACH                7)  SOLE DISPOSITIVE POWER

      REPORTING               0
                              --------------------------------------------------
      PERSON
                          8)  SHARED DISPOSITIVE POWER
      WITH
                              152,153
                              --------------------------------------------------

 9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      152,153
      --------------------------------------------------------------------------

10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      10.1%
      --------------------------------------------------------------------------

12)   TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------

                               Page 2 of 5 pages

Item 1.    Issuer

      (a)  The name of the Issuer is Elmer's Restaurants, Inc.

      (b) The Issuer's executive offices are located at 11802 SE Stark Street, Portland, OR 97216.

Item 2.    Reporting Person and Security

      (a)  This Statement is filed by Mr. Dale M. Elmer, an individual.

      (b) Mr. Elmer's home address is 4250 Stardust Place, Bermuda Dunes, CA 92201.

      (c)  Mr. Elmer is a citizen of the United States of America.

      (d) This Statement relates to shares of Common Stock of Elmer's Restaurants, Inc.

      (e) The CUSIP number assigned to the Common Stock of the Issuer is 289393100.

Item 3.    Filings Pursuant to Rule 13d-1(b) or 13d-2(b)

           Not applicable.

Item 4.    Ownership

      (a) Under the rules and regulations of the Securities and Exchange Commission, Mr. Elmer may be deemed to be the beneficial owner of a total of 152,153 shares of the Issuer Common Stock.

      (b) Mr. Elmer's beneficial ownership of the Issuer Common Stock represented approximately 10.1% of the 1,499,263 issued and outstanding shares on August 16, 1996, as reported in the Issuer's proxy statement.

      (c) Mr. Elmer has shared power to direct the voting and to dispose or to direct the disposition of the outstanding shares that he beneficially owns.

Item 5.    Ownership of Five Percent or Less of a Class

           Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

           Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

           Not applicable.

Item 8.    Identification and Classification of Members of the Group

           Not applicable.


                               Page 3 of 5 pages

Item 9.    Notice of Dissolution of Group

           Not applicable.

Item 10.   Certification

           Not applicable.


                               Page 4 of 5 pages

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                   February 14, 1997
                                       -----------------------------------------
                                                         Date


                                                    DALE M. ELMER
                                       -----------------------------------------
                                                    Dale M. Elmer


                               Page 5 of 5 pages